Exhibit 99.1

Q1 2013	First Quarter Report
for the three months ended June 30, 2012

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following interim management’s discussion and analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements and the accompanying notes of SMART Technologies Inc. (the “Company”) for the three months ended June 30, 2012 and the Company’s audited consolidated financial statements, accompanying notes and MD&A and Annual Information Form for the fiscal year ended March 31, 2012. The consolidated financial statements have been presented in United States (“U.S.”) dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Unless the context otherwise requires, any reference to the “Company,” “SMART Technologies,” “SMART®,” “we,” “our,” “us” or similar terms refers to SMART Technologies Inc. and its subsidiaries. Because our fiscal year ends on March 31, references to a fiscal year refer to the fiscal year ended March 31 of the same calendar year. For example, when we refer to fiscal 2013, we mean our fiscal year ending March 31, 2013. Unless otherwise indicated, all references to “$” and “dollars” in this discussion and analysis mean U.S. dollars. The following table sets forth the period end and period average exchange rates for U.S. dollars expressed in Canadian dollars that are used in the preparation of our unaudited interim consolidated financial statements and this MD&A. These rates are based on the closing rates published by the Bank of Canada.

	Period End Rate	Period Average Rate
Year ended March 31, 2012	0.9975	0.9930
Monthly Fiscal 2013
April	0.9879	0.9926
May	1.0329	1.0102
June	1.0181	1.0275
Monthly Fiscal 2012
April	0.9464	0.9578
May	0.9686	0.9679
June	0.9645	0.9773

This MD&A includes forward-looking statements which reflect our current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to us specifically and the technology product industry and business, demographic and other matters in general. Statements which include the words “expanding,” “expect,” “increase,” “intend,” “plan,” “believe,” “project,” “estimate,” “anticipate,” “may,” “will,” “continue,” “further,” “seek” and similar words or statements of a future or forward-looking nature identify forward-looking statements for purposes of the applicable securities laws or otherwise. In particular and without limitation, this MD&A contains forward-looking statements pertaining to general market conditions, our strategy and prospects, including expectations of the education, business and government markets for our products, our plans and objectives for future operations, productivity enhancements and cost savings, our future financial performance and financial condition, the addition of new products to our portfolio and enhancements to current products, our industry, opportunities in the business and government markets and licensing opportunities, working capital requirements, our acquisition strategy, regulation, exchange rates and income tax considerations.

All forward-looking statements address matters that involve risks, uncertainties and assumptions. Accordingly, there are or will be important factors and assumptions that could cause our actual results and other circumstances and events to differ materially from those indicated in these statements. We believe that these risk factors and assumptions include, but are not limited to, the following:

•	Competition in our industry

•	Reduced spending by our customers due to changes in the spending policies or budget priorities for government funding

•	Our ability to successfully execute our strategy to grow in the business and government markets

•	Our ability to grow our sales in foreign markets

•	Our ability to enhance current products and develop and introduce new products

•	The development of the market for interactive learning and collaboration products

•	Possible changes in the demand for our products

•	Our ability to maintain sales in developed markets that are more saturated

•	The potential negative impact of product defects

•	Our ability to successfully obtain patents or registration for other intellectual property rights or protect, maintain and enforce such rights

•	Third-party claims of infringement or violation of, or other conflicts with, intellectual property rights by us

•	Our ability to manage our business operations to create and sustain future growth effectively

•	Our ability to protect our brand

•	Our ability to obtain components and products from suppliers on a timely basis and on favorable terms

•	The reliability of component supply and product assembly and logistical services provided by third parties

•	Our ability to establish new relationships and to build on our existing relationships with our dealers and distributors

•	Our ability to manage risks inherent in foreign operations

•	The potential of increased costs related to future restructuring and related charges

•	Our ability to integrate the operations of the various businesses we acquire

•	The potential negative impact of system failures or cyber security attacks

•	Our ability to manage, defend and settle litigation

•	Our ability to manage cash flow, foreign exchange risk and working capital

Overview

SMART Technologies Inc. is a leading provider of collaboration solutions that change the way the world works and learns. As the global leader in interactive whiteboards, our focus is on developing a variety of easy-to-use, integrated solutions that free people from their desks and computer screens, making collaboration and learning with digital resources more natural. Our products have transformed teaching and learning in more than two million classrooms worldwide, reaching over 40 million students and their teachers. In business, our Freestorm™ visual collaboration solutions improve the way that people work and collaborate, enabling them to be more productive and reduce costs.

At the core is SMART’s flagship interactive display with solutions specifically designed for both education and business. SMART’s collaborative learning solutions for education combine collaboration software with a comprehensive line of interactive displays and other complementary hardware, accessories and services that enhance learning in a variety of ways. SMART’s Freestorm visual collaboration solutions for business include a set of comprehensive business products that combine industry-leading interactive displays, powerful collaboration software and dispersed collaboration options.

We generate our revenue from the sale of these interactive technology products and integrated solutions, including hardware, software and services. Our global expansion has led to our products being used in more than 175 countries worldwide through our dealer and distributor network to the education, business and government markets. Although we do not sell to them directly, we consider these end users to be our customers. We estimate that approximately 85% of our annual sales are to customers in the education market and the other 15% to customers in the business and government markets.

Highlights

•

Revenue decreased by $27.9 million, or 13.8% in the first quarter of fiscal 2013 compared to the first quarter of fiscal 2012 and our interactive display unit sales declined 6.6% year over year as the economic downturn continued to adversely affect funding for school districts in the United States. Despite current economic challenges, we are focused on positioning SMART for longer term growth in business and targeted international education markets.

•

Gross margin at 46.2% was 3.4% lower than the same period last year primarily due to decreased revenue, the impact of allocating fixed overhead costs over this lower revenue and competitive pricing in certain international markets where we anticipate large future growth potential. We are starting to realize cost savings with our transition to contract manufacturers and have improved our gross margin percentage significantly in comparison to the last two quarters of fiscal 2012. We are focused on further margin improvement, and have an internal team dedicated to continuous cost-down initiatives through product design and manufacturing efficiencies.

•

During the first quarter we incurred consulting fees of approximately $2.4 million related to a comprehensive review of our corporate strategy and a review of our operational business processes. In addition, we made organizational changes with respect to our most senior executive officers and began a reorganization of our North America sales and marketing functions, the total cost of which was approximately $3.3 million in the quarter. These costs are included as part of selling, marketing and administration expense.

Results of Operations

The following table sets forth certain consolidated statements of operations data and other data for the periods indicated in millions of dollars, except for percentages, shares, per share amounts, units and average selling prices.

	Three months ended June 30,
	2012	2011
Consolidated Statements of Operations
Revenue	$174.5	$202.4
Cost of sales	93.8	102.1

Gross margin	80.7	100.3
Operating expenses
Selling, marketing and administration	48.1	46.6
Research and development	13.2	12.9
Depreciation and amortization	7.6	7.6
Restructuring costs	0.1	—

Operating income	11.7	33.2
Non-operating expenses
Other income, net	(0.1)	(0.1)
Interest expense	3.2	4.1
Foreign exchange loss (gain)	6.3	(1.3)

Income before income taxes	2.3	30.5
Income tax expense	0.8	7.5

Net income	$1.5	$23.0

Earnings per share
Basic	$0.01	$0.19
Diluted	$0.01	$0.19
Weighted-average number of shares outstanding
Basic	121,371,234	123,772,791
Diluted	124,274,309	124,451,541
Period end number of shares outstanding	121,084,401	123,772,791

Selected Data
Revenue by geographic location
North America	$121.8	$153.8
Europe, Middle East and Africa	38.0	33.9
Rest of World	14.7	14.7

	$174.5	$202.4

Revenue change(1)	(13.8)%	(7.7)%
As a percent of revenue
Gross margin	46.2%	49.6%
Selling, marketing and administration	27.6%	23.0%
Research and development	7.6%	6.4%

Adjusted EBITDA(2)	$25.1	$47.2
Adjusted EBITDA as a percent of revenue(2)(3)	14.1%	23.1%

Adjusted Net Income(4)	$12.6	$27.8
Adjusted Net Income per share(4)(5)	$0.10	$0.22

Total number of interactive displays sold(6)	94,811	101,479
Average selling price of interactive displays sold(7)	$1,415	$1,532

Total assets	$530.1	$574.8
Total long-term liabilities	$392.0	$426.2

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

(1)	Revenue change is calculated as a percentage by comparing the change in revenue in the period to revenue during the same period in the immediately preceding fiscal year.
(2)	Adjusted EBITDA is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(3)	Adjusted EBITDA as a percentage of revenue is calculated by dividing Adjusted EBITDA by revenue after adding back the net change in deferred revenue.
(4)	Adjusted Net Income is a non-GAAP measure that is described and reconciled to net income in the next section and is not a substitute for the GAAP equivalent.
(5)	Adjusted Net Income per share is calculated by dividing Adjusted Net Income by the average number of basic and diluted shares outstanding during the period.
(6)

Interactive displays include SMART Board® interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium™ interactive pen displays and SMART Table® interactive learning centers.

(7)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Non-GAAP measures

We define Adjusted EBITDA as net income before interest, income taxes, depreciation and amortization, as well as adjusting for the following items: foreign exchange gains or losses, net change in deferred revenue, stock-based compensation, costs of restructuring and other income. We define Adjusted Net Income as net income before stock-based compensation, costs of restructuring, foreign exchange gains or losses, net change in deferred revenue and amortization of intangible assets, all net of tax.

Adjusted EBITDA and Adjusted Net Income are non-GAAP measures and should not be considered as an alternative to net income or any other measure of financial performance calculated and presented in accordance with GAAP. Adjusted EBITDA, Adjusted Net Income and other non-GAAP measures have inherent limitations and therefore, you should not place undue reliance on them.

We use Adjusted EBITDA as a key measure to assess the core operating performance of our business removing the effects of our leveraged capital structure and the volatility associated with the foreign exchange on our U.S. dollar-denominated debt. We also use Adjusted Net Income to assess the performance of the business removing the after-tax impact of stock-based compensation, costs of restructuring, foreign exchange gains and losses, revenue deferral and amortization of intangible assets. We use both of these measures to assess business performance when we evaluate our results in comparison to budgets, forecasts, prior-year financial results and other companies in our industry. Many of these companies use similar non-GAAP measures to supplement their GAAP disclosures but such measures may not be directly comparable. In addition to its use by management in the assessment of business performance, Adjusted EBITDA is used by our Board of Directors and by our lenders in assessing management’s performance. Adjusted Net Income is used by our Board of Directors in assessing management’s performance and is a key metric in the determination of incentive plan payments. We believe Adjusted EBITDA and Adjusted Net Income may be useful to investors in evaluating our operating performance because securities analysts use metrics similar to Adjusted EBITDA and Adjusted Net Income as supplemental measures to evaluate the overall operating performance of companies.

The following table sets forth the reconciliation of net income to Adjusted EBITDA in millions of dollars.

	Three months ended June 30,
	2012	2011
Adjusted EBITDA
Net income	$1.5	$23.0
Income tax expense	0.8	7.5
Depreciation in cost of sales	1.0	0.9
Depreciation and amortization	7.6	7.6
Interest expense	3.2	4.1
Foreign exchange loss (gain)	6.3	(1.3)
Change in deferred revenue(1)	2.9	2.0
Stock-based compensation	1.8	3.5
Costs of restructuring(2)	0.1	—
Other income, net	(0.1)	(0.1)

Adjusted EBITDA	$25.1	$47.2

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period. We deferred revenue of $12.0 million and $10.5 million in the three months ended June 30, 2012 and 2011, respectively.

(2)	Includes accretion expense on the lease obligation of $0.1 million disclosed in the Company’s consolidated statements of operations.

The following table sets forth the reconciliation of net income to Adjusted Net Income and basic and diluted earnings per share to Adjusted Net Income per share in millions of dollars, except per share amounts.

	Three months ended June 30,
	2012	2011
Adjusted Net Income
Net income	$1.5	$23.0
Adjustments to net income
Amortization of intangible assets	2.4	2.4
Foreign exchange loss (gain)	6.3	(1.3)
Change in deferred revenue(1)	2.9	2.0
Stock-based compensation	1.8	3.5
Costs of restructuring(2)	0.1	—

	13.5	6.6
Tax impact on adjustments(3)	2.4	1.8

Adjustments to net income, net of tax	11.1	4.8

Adjusted Net Income	$12.6	$27.8

Adjusted Net Income per share
Earnings per share—basic and diluted	$0.01	$0.19
Adjustments to net income, net of tax, per share	0.09	0.03

Adjusted Net Income per share	$0.10	$0.22

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)	Includes accretion expense on the lease obligation of $0.1 million disclosed in the Company’s consolidated statements of operations.
(3)

Reflects the tax impact on the adjustments to net income. A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

Results of Operations

Revenue

Revenue decreased by $27.9 million, or 13.8%, from $202.4 million in the first quarter of fiscal 2012 to $174.5 million in the first quarter of fiscal 2013. Sales volumes for SMART’s interactive displays in the first quarter of fiscal 2013 were 94,811 units, a decrease of 6,668 units, or 6.6%, from 101,479 units in the first quarter of fiscal 2012. U.S. federal, state and local education budgets continue to face pressure due to current economic conditions, restraining spending by school districts. These budget and funding constraints combined with higher product penetration levels in the North American market continue to negatively impact our revenue. We have seen revenue growth in certain established international markets such as EMEA, and we are strategically targeting opportunities in other international education markets and the business market. The average selling price reduction from $1,532 in the first quarter of fiscal 2012 to $1,415 in the first quarter of fiscal 2013 was due to shifts in product mix and lower sales prices in certain strategic situations to gain market presence internationally. Revenue was negatively impacted by the strengthening of the U.S. dollar against the Euro, Canadian dollar and British pound sterling by approximately $3.3 million in the first quarter of fiscal 2013 compared to the first quarter of fiscal 2012.

Gross Margin

Gross margin decreased by $19.6 million from $100.3 million in the first quarter of fiscal 2012 to $80.7 million in the first quarter of fiscal 2013. The gross margin percentage in the first quarter of fiscal 2013 was 46.2%, compared to 49.6% in the first quarter of fiscal 2012. Lower revenue was the key driver of the absolute gross margin decline. Other factors contributing to the quarter-over-quarter decline in gross margin percentage include the impacts of allocating fixed costs over this lower revenue and more aggressive, competitive pricing in certain markets where we anticipate large future growth potential. Although our gross margin percentage has declined in the first quarter of fiscal 2013 as compared to the first quarter of fiscal 2012, we are now starting to see the positive impact of our lower cost, localized manufacturing and other cost-down initiatives and have improved the gross margin percentage significantly compared to the last two quarters of fiscal 2012. Gross margin was negatively impacted by approximately $1.7 million primarily as a result of the period-over-period strengthening of the U.S. dollar relative to the Canadian dollar and Euro, which negatively impacted our revenue and positively impacted our cost of sales.

Operating Expenses

Selling, Marketing and Administration Expenses

Selling, marketing and administration expenses increased by $1.5 million, or 3.2%, from $46.6 million in the first quarter of fiscal 2012 to $48.1 million in the first quarter of fiscal 2013. Removing the positive foreign exchange impact of $2.0 million primarily related to the strengthening of the U.S. dollar against the Canadian dollar, the actual increase in selling, marketing and administration expense was $3.5 million. Although we are continuing our focus on cost management, these savings were more than offset by $5.7 million of one-time costs relating to consulting fees for the strategy and business process reviews and organizational changes in the current quarter.

Research and Development Expenses

Our research and development expenses increased by $0.3 million, or 2.3%, from $12.9 million in the first quarter of fiscal 2012 to $13.2 million in the first quarter of fiscal 2013. Removing the positive foreign exchange impact of $0.6 million primarily related to the strengthening of the U.S. dollar against the Canadian dollar, the actual increase in research and development expense was $0.9 million. This reflects our commitment to innovation and investment in product development for the education and business markets.

Depreciation and Amortization

Depreciation and amortization of property and equipment was $5.2 million in the first quarter of fiscal 2013 and the first quarter of fiscal 2012. Amortization of intangible assets was $2.4 million in the first quarter of fiscal 2013 and the first quarter of fiscal 2012.

Costs of Restructuring

In August 2011, we announced the transfer of the remainder of our interactive display assembly operations from our leased assembly facility in Ottawa, Canada to our existing contract manufacturers. This decision reflected our continued focus on cost management and the transition was completed by March 31, 2012. In December 2011, we ceased using the assembly and warehouse space at the Ottawa facility and recorded a lease obligation based on future lease expenditures and estimated future sublease rentals for the remainder of the lease term. We incurred approximately $0.1 million in accretion expense related to the lease obligation in the first quarter of fiscal 2013.

Non-Operating Expenses

Interest Expense

Interest expense decreased by $0.9 million, or 22.0%, from $4.1 million in the first quarter of fiscal 2012 to $3.2 million in the first quarter of fiscal 2013. Interest expense decreased as a result of debt repayments made in the first two quarters of fiscal 2012.

Foreign Exchange Loss (Gain)

Foreign exchange loss (gain) changed by $7.6 million, from a gain of $1.3 million in the first quarter of fiscal 2012 to a loss of $6.3 million in the first quarter of fiscal 2013. This period-over-period change primarily related to the conversion of our U.S. dollar-denominated debt into our functional currency of Canadian dollars. From March 31, 2012 to June 30, 2012, the U.S. dollar strengthened by approximately 2.1% against the Canadian dollar from CDN$0.9975 to CDN$1.0181 as compared to a weakening of the U.S. dollar of 0.5% against the Canadian dollar for the same period last year.

Provision for Income Taxes

Income tax expense decreased by $6.7 million from $7.5 million in the first quarter of fiscal 2012 to $0.8 million in the first quarter of fiscal 2013. The decrease in tax expense in the first quarter of fiscal 2013 compared to the same period in fiscal 2012 was primarily due to the reduction in net income. The tax provision also includes investment tax credits recorded in the first quarter of fiscal 2013 and 2012 of $1.5 million and $2.8 million, respectively.

Our tax provision is weighted towards Canadian income tax rates as substantially all our taxable income is Canadian-based. In calculating the tax provision, we adjust income before income taxes by the unrealized foreign exchange loss (gain) from the revaluation of the U.S. dollar-denominated debt. This is treated as a capital item for income tax purposes. We take a valuation allowance if the conversion of external U.S. dollar-denominated debt is in a net foreign exchange loss position due to the uncertainty that we will be able to utilize the capital loss in the future.

Net Income

Net income decreased by $21.5 million from $23.0 million in the first quarter of fiscal 2012 to $1.5 million in the first quarter of fiscal 2013. The decrease was primarily due to the decrease in gross margin of $19.6 million, the increase in operating expenses of $1.9 million and the impact of the volatility of the U.S. dollar relative to the Canadian dollar, which resulted in a $7.6 million increase in period-over-period foreign exchange losses. This was partially offset by decreases in interest and income tax expenses of $0.9 million and $6.7 million, respectively.

Adjusted EBITDA

Adjusted EBITDA decreased by $22.1 million, or 46.8%, from $47.2 million in the first quarter of fiscal 2012 to $25.1 million in the first quarter of fiscal 2013. The change was primarily due to the decrease in gross margin and increase in operating expenses.

Adjusted Net Income

Adjusted Net Income decreased by $15.2 million, or 54.7%, from $27.8 million in the first quarter of fiscal 2012 to $12.6 million in the first quarter of fiscal 2013. The decrease in Adjusted Net Income was primarily due to the decrease in gross margin and increase in operating expenses, partially offset by reduced interest expense and income taxes.

Stock-Based Compensation

The Company has an Equity Incentive Plan which provides for the grant of options, restricted share units (“RSUs”) and deferred share units (“DSUs”) to directors, officers, employees and service providers of the Company and its subsidiaries. During the first quarter of fiscal 2013, we granted 731,000 stock options to purchase an equivalent number of the Company’s Class A Subordinate Voting Shares at a weighted-average exercise price of $1.62 which vest over 48 months. The Company had a total of 3,676,996 options outstanding at June 30, 2012 with a weighted-average exercise price of $7.65. In the first quarter of fiscal 2013, we also issued 30,000 DSUs to independent directors and 2,063,000 time-based RSUs and 197,000 performance-based RSUs to executives and senior management of the Company.

Selected Quarterly Financial Data

The following tables set forth the Company’s unaudited quarterly consolidated statements of operations, reconciliation of net income (loss) to Adjusted EBITDA and reconciliation to Adjusted Net Income for each of the eight most recent quarters, including the quarter ended June 30, 2012. The information in the table below has been derived from our unaudited interim consolidated financial statements. Our quarterly operating results have varied substantially in the past and may vary substantially in the future. Accordingly, the information below is not necessarily indicative of future results. Data for the periods are indicated in millions of dollars, except for shares, per share amounts, units and average selling prices.

	Fiscal Year 2013	Fiscal Year 2012				Fiscal Year 2011
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Consolidated Statements of Operations
Revenue	$174.5	$148.0	$185.1	$210.3	$202.4	$167.3	$180.9	$222.7
Cost of sales	93.8	89.2	105.6	113.3	102.1	89.6	94.5	106.6

Gross margin	80.7	58.8	79.5	97.0	100.3	77.7	86.4	116.1
Operating expenses
Selling, marketing and administration	48.1	46.6	44.1	43.1	46.6	52.2	46.0	41.9
Research and development	13.2	12.6	12.3	11.9	12.9	14.6	13.3	12.2
Depreciation and amortization	7.6	7.9	7.6	7.7	7.6	7.9	7.2	8.1
Restructuring costs	0.1	0.2	8.7	4.5	—	—	—	—

Operating income (loss)	11.7	(8.5)	6.8	29.8	33.2	3.0	19.9	53.9
Non-operating expenses
Other income, net	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)
Interest expense	3.2	3.5	2.9	4.1	4.1	4.8	5.3	8.0
Foreign exchange loss (gain)	6.3	(5.6)	(7.3)	22.7	(1.3)	(13.6)	(3.2)	(14.7)

Income (loss) before income taxes	2.3	(6.3)	11.4	3.1	30.5	11.9	17.9	60.7
Income tax expense (recovery)	0.8	(3.6)	0.5	2.5	7.5	4.3	5.4	16.4

Net income (loss)	$1.5	$(2.7)	$10.9	$0.6	$23.0	$7.6	$12.5	$44.3

Certain reclassifications have been made to prior periods’ figures to conform to the current period’s presentation.

	Fiscal Year 2013	Fiscal Year 2012				Fiscal Year 2011
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Adjusted EBITDA
Net income (loss)	$1.5	$(2.7)	$10.9	$0.6	$23.0	$7.6	$12.5	$44.3
Income tax expense (recovery)	0.8	(3.6)	0.5	2.5	7.5	4.3	5.4	16.4
Depreciation in cost of sales	1.0	1.0	1.0	0.9	0.9	0.9	0.9	0.5
Depreciation and amortization	7.6	7.9	7.6	7.7	7.6	7.9	7.2	8.1
Interest expense	3.2	3.5	2.9	4.1	4.1	4.8	5.3	8.0
Foreign exchange loss (gain)	6.3	(5.6)	(7.3)	22.7	(1.3)	(13.6)	(3.2)	(14.7)
Change in deferred revenue(1)	2.9	0.3	2.9	3.4	2.0	1.5	2.2	5.4
Stock-based compensation	1.8	1.0	1.8	2.1	3.5	3.1	3.8	1.8
Acquisition costs	—	—	—	—	—	—	—	0.1
Costs of restructuring(2)	0.1	—	9.0	5.6	—	—	—	—
Other income, net	(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)	(0.1)	(0.1)

Adjusted EBITDA(3)	$25.1	$1.7	$29.1	$49.5	$47.2	$16.4	$34.0	$69.8

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

The first quarter of fiscal 2013 includes accretion expense on the lease obligation of $0.1 million disclosed in the Company’s consolidated statements of operations. Fiscal 2012 includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations and $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)	Adjusted EBITDA is a non-GAAP measure and is not a substitute for the GAAP equivalent.

	Fiscal Year 2013	Fiscal Year 2012				Fiscal Year 2011
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter
Adjusted Net Income (Loss)
Net income (loss)	$1.5	$(2.7)	$10.9	$0.6	$23.0	$7.6	$12.5	$44.3
Adjustments to net income (loss)
Amortization of intangible assets	2.4	2.4	2.4	2.4	2.4	2.4	2.4	2.4
Foreign exchange loss (gain)	6.3	(5.6)	(7.3)	22.7	(1.3)	(13.6)	(3.2)	(14.7)
Change in deferred revenue(1)	2.9	0.3	2.9	3.4	2.0	1.5	2.2	5.4
Stock-based compensation	1.8	1.0	1.8	2.1	3.5	3.1	3.8	1.8
Acquisition costs	—	—	—	—	—	—	—	0.1
Costs of restructuring(2)	0.1	—	9.0	5.6	—	—	—	—

	13.5	(1.9)	8.8	36.2	6.6	(6.6)	5.2	(5.0)
Tax impact on adjustments(3)	2.4	0.5	3.0	5.6	1.8	0.2	1.8	0.6

Adjustments to net income (loss), net of tax	11.1	(2.4)	5.8	30.6	4.8	(6.8)	3.4	(5.6)

Adjusted Net Income (Loss)(4)	$12.6	$(5.1)	$16.7	$31.2	$27.8	$0.8	$15.9	$38.7

Adjusted Net Income (Loss) per share
Weighted-average number of shares outstanding (000’s)
Basic	121,371	121,445	122,033	123,652	123,773	123,773	123,773	116,545
Diluted	124,274	121,445	122,693	124,331	124,452	123,773	123,773	116,545
Earnings (loss) per share—basic and diluted	$0.01	$(0.02)	$0.09	$0.00	$0.19	$0.06	$0.10	$0.38
Adjustments to net income (loss), net of tax, per share	0.09	(0.02)	0.05	0.25	0.03	(0.05)	0.03	(0.05)

Adjusted Net Income (Loss) per share	$0.10	$(0.04)	$0.14	$0.25	$0.22	$0.01	$0.13	$0.33

Total number of interactive displays sold(5)	94,811	81,716	100,898	111,008	101,479	86,717	93,362	122,400
Average selling price of interactive displays sold(6)	$1,415	$1,322	$1,400	$1,430	$1,532	$1,432	$1,465	$1,403

(1)

Change in deferred revenue is calculated as the difference between deferred revenue and deferred revenue recognized. In accordance with our revenue recognition policy, deferred revenue represents the portion of our sales that we do not recognize in the period. Deferred revenue recognized represents the portion of our revenue deferred in a prior period that we recognized in the current period.

(2)

The first quarter of fiscal 2013 includes accretion expense on the lease obligation of $0.1 million disclosed in the Company’s consolidated statements of operations. Fiscal 2012 includes restructuring costs of $13.4 million disclosed in the Company’s consolidated statements of operations and $1.2 million in raw materials inventory write-offs related to product lines that were discontinued at the Ottawa facility in connection with the restructuring activities.

(3)

Reflects the tax impact on the adjustments to net income (loss). A key driver of our foreign exchange loss (gain) is the conversion of our U.S. dollar-denominated debt that was originally incurred at an average rate of 1.05. When the unrealized foreign exchange amount on U.S. dollar-denominated debt is in a net gain position as measured against the original exchange rate, the gain is tax-effected at current rates. When the unrealized foreign exchange amount on the external U.S. dollar-denominated debt is in a net loss position as measured against the original exchange rate, a valuation allowance is taken against it and as a result no net tax effect is recorded.

(4)	Adjusted Net Income (Loss) is a non-GAAP measure and is not a substitute for the GAAP equivalent.
(5)

Interactive displays include SMART Board interactive whiteboard systems and associated projectors, SMART Board interactive flat panels, appliance-based interactive displays, SMART Board interactive overlays, SMART Podium interactive pen displays and SMART Table interactive learning centers.

(6)	Average selling price of interactive displays is calculated by dividing the total revenue from the sale of interactive displays by the total number of units sold.

Liquidity and Capital Resources

As of June 30, 2012, we held cash and cash equivalents of $88.4 million. Our primary source of cash flow is generated from sales of interactive displays and related attachment products. We believe that ongoing operations and associated cash flow in addition to our cash resources and revolving credit facilities provide sufficient liquidity to support our business operations for at least the next 12 months.

As of June 30, 2012, our outstanding debt balance was as follows:

	Issue Date	Maturity Date	Interest Rate	Amount Outstanding
First lien facility	Aug 28, 2007	Aug 28, 2014	LIBOR + 2.75%	$290.5 million

We have two revolving credit facilities totaling $100.0 million that form part of the First lien facility: a $45.0 million facility that bears interest at LIBOR plus 2.0%, and a $55.0 million facility that bears interest at LIBOR plus 3.75%. Both credit facilities mature on August 28, 2013 and were undrawn as of June 30, 2012.

All debt and credit facilities are denominated in U.S. dollars.

Below is a summary of our cash flows provided by operating activities, financing activities and investing activities for the periods indicated.

Net Cash Provided by Operating Activities

Net cash provided by operating activities decreased by $0.8 million from $1.5 million in the first quarter of fiscal 2012 to $0.7 million in the first quarter of fiscal 2013. The decrease was attributable to lower operating income largely offset by a net decrease in period-over-period working capital. This decrease in working capital was primarily related to declining inventory balances partly offset by decreases in accounts payable and accrued and other current liabilities.

Net Cash Used in Investing Activities

Net cash used in investing activities decreased by $0.7 million from $5.6 million in the first quarter of fiscal 2012 to $4.9 million in the first quarter of fiscal 2013 related to a slight decrease in capital expenditures in the first quarter of fiscal 2013 compared to the same period in the prior year.

Net Cash Used in Financing Activities

Net cash used in financing activities decreased by $9.5 million from $10.8 million in the first quarter of fiscal 2012 to $1.3 million in the first quarter of fiscal 2013. The decrease was due to $10.0 million in debt repayments on the Second lien facility in the first quarter of fiscal 2012 offset by $0.5 million in repurchases of common shares in the first quarter of fiscal 2013.

Contractual Obligations, Commitments, Guarantees and Contingencies

Contractual Obligations and Commitments

We have certain fixed contractual obligations and commitments that include future estimated payments for general operating purposes. Changes in our business needs, contractual cancellation provisions, fluctuating foreign exchange and interest rates, and other factors may result in actual payments differing from estimates. The following table summarizes our outstanding contractual obligations in millions of dollars as of June 30, 2012.

	12 months ending June 30,
	2013	2014	2015	2016	2017	2018 and thereafter	Total
Operating leases	$6.8	$5.5	$5.3	$4.6	$3.7	$13.5	$39.4
Derivative contracts	0.8	0.4	0.1	—	—	—	1.3
Long-term debt repayments
Long-term debt	3.1	3.1	284.3	—	—	—	290.5
Future interest obligations on long-term debt	9.4	9.3	1.5	—	—	—	20.2
Purchase commitments	61.5	2.1	0.9	0.1	—	—	64.6

Total	$81.6	$20.4	$292.1	$4.7	$3.7	$13.5	$416.0

The operating lease commitments relate primarily to office and warehouse space and represent the minimum commitments under these agreements.

The derivative contracts represent minimum commitments under foreign exchange and interest rate contracts based on the forward strip for each instrument through the contract term.

Long-term debt commitments represent the minimum principal repayments required under our long-term debt facility.

Our purchase commitments are for raw materials, finished goods from contract manufacturers, as well as certain information systems and licensing costs.

Commitments have been calculated using foreign exchange rates and interest rates in effect at June 30, 2012. Fluctuations in these rates may result in actual payments differing from those in the above table.

Guarantees and Contingencies

Securities Class Actions

Since December 2010, several putative class action complaints against SMART and other parties have been filed in the U.S. District Courts in New York and Illinois on behalf of the purchasers of the Class A Subordinate Voting Shares in the Company’s IPO. The complaints alleged certain violations of federal securities laws in connection with the IPO. The New York actions were subsequently dismissed voluntarily. Pursuant to the provisions governing class action litigation as set out in the Private Securities Litigation Reform Act of 1995, in June 2011, the U.S. District Court for the Northern District of Illinois appointed, as Lead Plaintiff, the City of Miami General Employees’ and Sanitation Employees’ Retirement Trust. In October 2011, the Court granted the defendants’ motion to transfer the case to the U.S. District Court for the Southern District of New York where it is now pending. A consolidated amended class action complaint was filed in November 2011. A motion to dismiss the case was filed by the defendants in the New York court on January 6, 2012 and, on April 3, 2012, the Court granted in part and denied in part the motion. A Second Amended Complaint was filed on April 23, 2012 and the Company filed a motion to dismiss the amended claims on May 11, 2012. That motion is pending in the New York court.

In February 2011, a class proceeding was commenced in the Ontario Superior Court of Justice on behalf of purchasers of the Class A Subordinate Voting Shares issued in conjunction with the IPO. A second class proceeding was subsequently initiated by the same law firm with an Ontario-based plaintiff. Originally, the plaintiffs indicated that they would consolidate the two actions; however, they have now applied to stay the first and will be proceeding only with the second action. The hearing to determine whether the matter will be certified to proceed as a class action is scheduled for December 2012.

In September 2011, an additional putative class proceeding was commenced in the Superior Court of the State of California, County of San Francisco on behalf of purchasers of the Class A Subordinate Voting Shares. The Company is of the view that this proceeding is not materially different than the aforementioned matter being heard in the Southern District of New York. In October 2011, the defendants removed the case to the U.S. District Court for the Northern District of California. Thereafter, the defendants filed a motion to transfer the case to the U.S. District Court for the Southern District of New York, and plaintiffs filed a motion to remand the case to California state court. Both motions are pending.

All of the claims in Canada and the United States are essentially based on the allegation that SMART misrepresented or omitted to fully disclose demand for its products.

The foregoing litigation proceedings are in their early stages. As a result, we are not able to make any determination with respect to the likelihood or amount of any damages that might be awarded against us in connection with such proceedings (or any related proceedings).

Indemnities and Guarantees

In the normal course of business, we enter into guarantees that provide indemnifications and guarantees to counterparties to secure sales agreements or purchase commitments. Should we be required to act under such agreements, we expect that we would not incur any material loss.

As a result of the U.S. and Canadian class action IPO litigations, as described in the “Securities Class Actions” section above, SMART may be required, subject to certain limitations, to indemnify the following parties: the underwriters pursuant to the underwriting agreement entered into in connection with the IPO; Intel Corporation, Apax Partners and IFF Holdings Inc. (“IFF”) pursuant to a registration rights agreement entered into in 2007 and amended and restated in connection with the IPO; and the directors and officers of SMART Technologies Inc. pursuant to indemnification agreements entered into by SMART and each director and officer on or about the time of their appointment to their respective office.

Other Litigation

In addition to the putative class action complaints described above under “Securities Class Actions”, we are involved in various other claims and litigation arising in the normal course of business. While the outcome of these other matters is uncertain and there can be no assurance that such matters will be resolved in our favor, we do not currently believe that the outcome of such other claims and litigation, or the amounts which we may be required to pay by reason thereof, would have a material adverse impact on our financial position, results of operations or liquidity.

Off-Balance Sheet Arrangements

As of June 30, 2012, we had no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future material effect on our consolidated financial condition, results of operations, liquidity, capital expenditures or capital resources.

Changes in Internal Control Over Financial Reporting

During the quarter ended June 30, 2012, no changes were made to the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Quantitative and Qualitative Disclosures about Market and Other Financial Risks

In the normal course of our business, we engage in operating and financing activities that generate risks in the following primary areas.

Foreign Currency Risk

Foreign currency risk is the risk that fluctuations in foreign exchange rates could impact our results from operations. We are exposed to foreign exchange risk primarily between the Canadian dollar and both the U.S. dollar and the Euro. This exposure relates to our U.S. dollar denominated debt, the sale of our products to customers globally and purchases of goods and services in foreign currencies. A large portion of our revenue and purchases of materials and components are denominated in U.S. dollars. However, a substantial portion of our revenue is denominated in other foreign currencies, primarily the Canadian dollar, Euro and British pound sterling. If the value of any of these currencies depreciates relative to the U.S. dollar, our foreign currency revenue will decrease when translated to U.S. dollars for financial reporting purposes. In addition, a portion of our cost of goods sold, operating costs and capital expenditures are incurred in other currencies, primarily the Canadian dollar and the Euro. If the value of either of these currencies appreciates relative to the U.S. dollar, our expenses will increase when translated to U.S. dollars for financial reporting purposes.

We continually monitor foreign exchange rates and periodically enter into forward contracts and other derivative contracts to convert a portion of our forecasted foreign currency denominated cash flows into Canadian dollars for the purpose of paying our Canadian dollar denominated operating costs. We target to cover between 25% and 75% of our expected Canadian dollar cash needs for the next 12 months through the use of forward contracts and other derivatives with the actual percentage determined by management based on the changing exchange rate environment. We may also enter into forward contracts and other derivative contracts to manage our cash flows in other currencies. We do not use derivative financial instruments for speculative purposes. We have also entered into and continue to look for opportunities within our supply chain to match our cost structures to our foreign currency revenues.

These programs reduce, but do not entirely eliminate, the impact of currency exchange movements. Our current practice is to use foreign currency derivatives without hedge accounting designation. The maturity of these instruments generally occurs within 12 months. Gains or losses resulting from the fair valuing of these instruments are reported in foreign exchange loss (gain) on the consolidated statements of operations.

Interest Rate Risk

Interest rate risk is the risk that the value of a financial instrument will be affected by changes in market interest rates. Our financing includes long-term debt and revolving credit facilities that bear interest based on floating market rates. Changes in these rates result in fluctuations in the required cash flows to service this debt. We partially mitigate this risk by periodically entering into interest rate swap agreements to fix the interest rate on certain long-term variable-rate debt. Our current practice is to use interest rate derivatives without hedge accounting designation. Changes in the fair value of these interest rate derivatives are included in interest expense in our consolidated statement of operations.

Credit Risk

Credit risk is the risk that the counterparty to a financial instrument fails to meet its contractual obligations, resulting in a financial loss to us.

We sell to a diverse customer base over a global geographic area. We evaluate collectability of specific customer receivables based on a variety of factors including currency risk, geopolitical risk, payment history, customer stability and other economic factors. Collectability of receivables is reviewed on an ongoing basis by management and the allowance for doubtful receivables is adjusted as required. Account balances are charged against the allowance for doubtful receivables when we determine that it is probable that the receivable will not be recovered. We believe that the geographic diversity of the customer base, combined with our established credit approval practices and ongoing monitoring of customer balances, mitigates this counterparty risk.

We may also be exposed to certain losses in the event that counterparties to the derivative financial instruments are unable to meet the terms of the contracts. Our credit exposure is limited to those counterparties holding derivative contracts with positive fair values at the reporting date. We manage this counterparty credit risk by entering into contracts with large established counterparties.

Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. We continually monitor our actual and projected cash flows and believe that our internally generated cash flows, combined with our revolving credit facilities, will provide us with sufficient funding to meet all working capital and financing needs for at least the next 12 months.

Critical Accounting Policies and Estimates

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and accompanying notes. We base our estimates on historical experience and various other assumptions we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates and such differences may be material.

We believe our critical accounting policies and estimates are those related to revenue recognition, inventory valuation and inventory purchase commitments, warranty costs, income taxes, business combinations and legal and other contingencies. We consider these policies critical because they are both important to the portrayal of our financial condition and operating results, and they require us to make judgments and estimates about inherently uncertain matters. Our company’s critical accounting policies and estimates used in the preparation of our financial statements are reviewed regularly by management and have not changed from those disclosed in the March 31, 2012 Annual Report.